

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 14, 2010

Via U.S. Mail and Fax (229) 225-3816
Mr. R. Steve Kinsey
Chief Financial Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

> **Re: Flowers Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 3, 2010**
> **File No. 1-16247**

Dear Mr. Kinsey:

We have reviewed your filings and your response letter dated April 29, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended January 2, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. We note your response to prior comment number 1 regarding the presentation of your gross margin measure within your MD&A discussion. Since your gross margin measure excludes depreciation and amortization related to your cost of sales, your measure is not a measure prepared in accordance with US GAAP. Therefore, please revise your disclosure in future filings to include all the disclosures required by Regulation S-K, Item 10(e) regarding your use of this non-GAAP measure.

Consolidated Statements of Income, page F-3

2. We note your response to prior comment number 3 regarding your classification of distributor discounts. Please revise your disclosure in future filings to disclose the amount of distributor discounts that you have recorded in selling, marketing and administrative expense for each period an income statement is provided in your consolidated financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director